FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2005

PARAMOUNT ENERGY TRUST
(Translation of registrant’s name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB T2P 0J9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_ __ Form 40-F _X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

▪	The following documentation is being submitted herewith:

Exhibits:	NOTICE OF ANNUAL MEETING OF UNITHOLDERS MAY 9, 2005

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT of PARAMOUNT ENERGY TRUST

PROXY STATEMENT

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST
By its Administrator PARAMOUNT
ENERGY OPERATING CORP.
(Registrant)

By:/s/ Cameron R. Sebastian
(Signature)

Cameron R. Sebastian
Vice President, Finance & CFO
Date: March 28, 2005